SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 15, 2013

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 15, 2013, entitled “Syneron Introduces Enhancements to its Innovative Body Shaping Products.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: May 16, 2013

Syneron Introduces Enhancements to its Innovative Body Shaping Products

Expands treatment capabilities, reduces treatment time, and improves overall experience with
UltraShape and VelaShape systems

Yokneam, Israel, May 16, 2013 – Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, announced today the introduction of new enhancements to its innovative body shaping products, including the UltraShape® V3 system, which is currently available in Canada, Europe, Latin America, and Asia, and the VelaShape® II system, which has a market leading installed base and is available globally. The enhancements, which are based on physician and patient feedback, are designed to significantly increase the return on investment for physicians, reduce number of treatments, and improve patient experience and comfort.

The UltraShape V3 system is a clinically proven non-invasive solution for fat reduction and body contouring using “non-thermal” focused ultrasound technology. This unique fat selective technology gives physicians a comprehensive body sculpting solution that enables targeted, non-invasive fat destruction. The enhancements to the UltraShape V3 system include:

•
U-Sculpt transducer (delivers focused ultrasound treatment) – the new U-Sculpt transducer is smaller and 50% lighter than the current full-size transducer. The U-Sculpt is ergonomically designed, includes more treatment pulses, and is easily interchangeable with the full-size transducer during treatment sessions.

•	Re-usable strap sets (used to gather skin and fat tissue at the treatment area) –designed to quickly and effectively lift and gather tissue in the target area to increase treatment efficiency.
•
Ultrasonic treatment gel (allows focused ultrasound energy to be delivered through the skin) – designed to reduce treatment preparation time and provide patients with a cleaner, more streamlined procedure compared to the previous option.

The UltraShape V3 enhancements will be available to current UltraShape customers beginning in May 2013 and will also be included in all new UltraShape V3 system purchases.

“As a long time and satisfied UltraShape user, I find the new U-Sculpt transducer a great enhancement,” commented Mr. Christopher Inglefield BSc, MBBS, FRCS. “U-Sculpt is light and easy to move around and enables me to treat small areas which were not reachable with the larger transducer. In addition, the new treatment set up using the gel and straps, minimizes the preparation time significantly, a fact that is well appreciated by both my patients and my staff.”

The VelaShape system, featuring Syneron’s proprietary elōs technology, was the first FDA cleared device for non-invasive Circumferential Reduction. VelaShape has an installed base of more than 7,000 systems worldwide, has been clinically proven in over a dozen studies, and there have been more than 5 million independent VelaShape treatments globally. The enhancements to the VelaShape II system include:

•	New treatment protocol and disposable cover for circumferential reduction – offers patients the same efficacy with 50% fewer treatment sessions.

The new VelaShape II disposable treatment cover will be available in May 2013 and will be featured in product demonstrations at the Company’s booth #709 at THE Aesthetics Show multidisciplinary medical education meeting, May 17-19, 2013 in Las Vegas, NV.

Dr. Shimon Eckhouse, Chief Executive Officer of Syneron, said, “VelaShape is the best-selling product in the history of Syneron. We believe we have made the system even more attractive to our customers and their patients by enabling faster, more effective circumferential reduction treatment capabilities. Combined with UltraShape, we have the most innovative and broadly used body shaping product portfolio on the market and are well positioned to lead the global market of non-invasive body contouring.”

To learn more about the UltraShape and VelaShape Systems, visit www.Syneron-Candela.com.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, such as the company's ability to effectively market the new enhancements, as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Contacts:
Syneron Public Relations
pr@syneron.com

Hugo Goldman, Chief Financial Officer
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com